

March 2, 2011

Gareb Shamus
President and Chief Executive Officer
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

     Re: **Wizard World, Inc.**
          Item 4.01 Form 8-K
          Filed February 8, 2011
          File No. 000-33383

Dear Mr. Shamus:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                /s/ Jamie Kessel

                Jamie Kessel
                Staff Accountant